838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 24-474 January 12, 2024

Platinum Group Metals Ltd. Reports First Quarter Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group", "PTM" or the "Company") reports the Company's financial results for the three months ended November 30, 2023, and provides an update and outlook.  The Company is focussed on advancing the Waterberg Project located on the Northern Limb of the Bushveld Complex in South Africa (the "Waterberg Project").  The Waterberg Project is planned as a fully mechanised, shallow, decline access palladium, platinum, gold and rhodium ("4E") mine and is projected to be one of the largest and lowest cost underground platinum group metals ("PGM" or "PGMs") mines globally.

The Company's near-term objectives are to advance the Waterberg Project to a development and construction decision including the arrangement of construction financing and concentrate offtake agreements.  The Company is also advancing an initiative through Lion Battery Technologies Inc. ("Lion") using platinum and palladium in lithium battery technologies in collaboration with Anglo American Platinum Limited ("Amplats") and Florida International University ("FIU").

For details of the condensed consolidated interim financial statements for the three months ended November 30, 2023 (the "Financial Statements") and Management's Discussion and Analysis ("MD&A") for the three months ended November 30, 2023 please see the Company's filings on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov).  Shareholders are encouraged to visit the Company's website at www.platinumgroupmetals.net.  Shareholders may receive a hard copy of the complete Financial Statements and MD&A from the Company free of charge upon request.

All amounts herein are reported in United States dollars unless otherwise specified.  The Company holds cash in Canadian dollars, United States dollars and South African Rand.  Changes in exchange rates may create variances in the cash holdings or results reported.

Recent Events

On December 20, 2023, the Company announced a Cooperation Agreement (the "Cooperation Agreement") with Ajlan & Bros Mining and Metals Co. ("Ajlan") to study the establishment of a stand-alone PGM smelter ("PGM Smelter") and base metal refinery ("BMR") in Saudi Arabia.  Ajlan is a subsidiary of Ajlan & Bros Holdings, one of the largest private sector diversified conglomerates in the Middle East.  The Cooperation Agreement encompasses three phases: a global PGM concentrate market study (the "Market Study"), a Definitive Feasibility Study for the construction and operation of the PGM Smelter and BMR in Saudi Arabia (the "Smelter DFS"), and an option to form an incorporated 50:50 joint venture following the completion of the Smelter DFS.

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The Market Study will seek to identify potential global sources of PGM concentrate that could augment the processing of the Waterberg Project concentrate in Saudi Arabia and minimize the risk of sourcing concentrate from only one project.

Upon the completion of the Market Study, and assuming a favourable outcome, Ajlan and the Company may together commission the Smelter DFS at an estimated cost for the study of approximately US$4.0 million. The Smelter DFS will assume the export of PGM concentrate from the Waterberg Project in South Africa to a port facility in Saudi Arabia and will encompass options related to infrastructure, location, technical specifications, capital, and operating costs. All expenses related to the Smelter DFS are to be split on a 50:50 basis between Platinum Group and Ajlan, including certain costs already incurred by Platinum Group in previous independent beneficiation studies.

The Company believes Saudi Arabia offers an attractive investment climate that includes highly competitive energy costs, a lower taxation rate, and significant government financing incentives.  An initial trade-off study has been completed to determine the viability of exporting PGM concentrate from South Africa to Saudi Arabia.  Shipping costs are generally offset by lower energy costs and water costs.  The PGM Smelter and BMR would benefit from existing infrastructure.  A key requirement would be to secure a long-term permit for the export from South Africa of unrefined precious metals in concentrate.

On December 11, 2023, the directors, and shareholders of Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co.") unanimously approved a stage three budget of $1.62 million (the "Stage Three Budget") for continued work on the Waterberg Project.  The Stage Three Budget, covering the period from September 2023 to approximately February 2024, is a subcomponent of the $21 million Work Program (as defined below) approved in principle on October 18, 2022.  In conjunction with its approval of the Stage Three Budget, Impala Platinum Holdings Ltd. ("Implats") advised that due to its own internal cost savings efforts, it would not be funding its 15% share of the Stage Three Budget, which will result in a 0.049% dilution to their current 15% position in Waterberg JV Co.  Shareholders of Waterberg JV Co. have the right to contribute the cash contribution shortfall of any diluting shareholder, pro rata to the aggregate shareholding of all shareholders who elect to fund such shortfall.  Platinum Group alone has elected to fund all Implats funding shortfall for the Stage Three Budget.  Implats stated they would consider the funding of subsequent cash calls as future circumstances allowed.

On September 18, 2023, the Company reported the closing of a non-brokered private placement of common shares at a price of $1.18 per common share.  An aggregate of 2,118,645 common shares were subscribed for and issued to existing major beneficial shareholder, Hosken Consolidated Investments Limited ("HCI") through its subsidiary Deepkloof Limited, resulting in gross proceeds to the Company of approximately $2.5 million (the "Private Placement").  Closing of the Private Placement allowed HCI to return to more than a 26% interest in the Company.

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On June 21, 2023, the Company reported that Lion Battery Technologies Inc. ("Lion") had engaged the Battery Innovation Center ("BIC") in Newberry, Indiana, to help drive commercialization efforts for its next generation platinum and palladium based battery chemistries.  Lion is advancing both proprietary lithium-sulfur and enhanced lithium-ion (NMC) technology using the unique catalytic properties of platinum and palladium.  Under a scope of work, BIC is to conduct independent small and large scale trials to validate Lion's proprietary platinum and palladium based electrode composition, slurry, and films in both lithium-sulfur and lithium-ion (NMC811) coin and pouch cells.  Collaboration with BIC will also include additional research and development focused on improving performance and scale-up with the goal of creating prototypes for commercialization consideration in 2024.  Lion's target is to develop batteries with specific energies that are 20% to 100% higher than current technologies while meeting or exceeding their present cycle lives.

On June 9, 2023, the Company reported that the Japan Organization for Metals and Energy Security ("JOGMEC") and Hanwa Co. Ltd. ("Hanwa") had established a special purpose company, HJ Platinum Metals Ltd. ("HJM"), to hold and fund their future equity interests in the Waterberg Project.  The combined interests of JOGMEC (12.195%) and Hanwa (9.755%) were consolidated into a 21.95% interest for HJM going forward, with JOGMEC to fund 75% of future equity investments into HJM and Hanwa the remaining 25%.

On May 17, 2023, the Company reported that exploration borehole WE153 had intercepted platinum group metals mineralization consistent with both the T Zone and F Zone as found within the mineral resources and reserves of the Waterberg Project.  Borehole WE153 was collared on prospecting rights owned by Waterberg JV Co. located adjacent to the north of the Waterberg Project mining right.  See the Company's May 31, 2023 MD&A for full details and assay results for borehole WE153.

On March 30, 2023, the Company reported positive results from a completed infill drill campaign at the Waterberg Project.  Assay results for sixteen planned F Zone boreholes were disclosed.  During February 2023, recovered drill cores were logged and mineralized intercepts were sampled and sent for assay by Intertek Genalysis Minerals in Australia ("Intertek").  Results will be incorporated into a definitive feasibility study update now underway and described more fully below.  See the Company's news release dated March 30, 2023 for full details and assay results for all F Zone boreholes completed under the infill drill campaign.

On March 24, 2023, the directors, and shareholders of Waterberg JV Co. approved a stage two budget in the amount of $3.6 million (the "Stage Two Budget") for continued work on the Waterberg Project.  The Stage Two Budget, covering the period from April 1, 2023 to August 31, 2023, is a subcomponent of the $21 million Work Program (as defined below) approved in principle on October 18, 2022.  Work pursuant to the Stage Two Budget was substantially completed in October 2023.

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On February 21, 2023, the U.S. Patent and Trademark Office issued FIU a fifth patent, No. 11,588,144 B2, entitled "Battery Cathodes for Improved Stability".  The patent involves the fabrication of cathodes using palladium as a catalyst in carbon nanotubes.  The carbon structure provides a barrier between the catalyst and the electrolyte, thereby increasing the stability of the electrolyte during charging and discharging of a battery.  Further patents are currently applied for.  Under a sponsored research agreement between Lion and FIU, Lion has exclusive rights to all intellectual property being developed by FIU including the patents granted.

On January 26, 2023, the Company reported positive results from an active infill drill campaign at the Waterberg Project.  Assay results for sixteen planned T Zone boreholes and one of sixteen planned F Zone boreholes were disclosed.  Recovered drill cores were logged and mineralized intercepts were sampled and sent for assay by Intertek.  Results will be incorporated into a definitive feasibility study update now underway and described more fully below.  See the Company's news release dated January 26, 2023 for details and assay results for all sixteen T Zone boreholes completed under the infill drill campaign.

On November 10, 2022, the South African Supreme Court of Appeal (the "Supreme Court") dismissed an August 31, 2022 application by Africa Wide Mineral Prospecting and Exploration Proprietary Limited ("Africa Wide") seeking leave to appeal the June 14, 2022 South African High Court (the "High Court") ruling dismissing their challenge to the 2018 sale of the Maseve Mine.  On July 10, 2023, the Company received notice that Africa Wide had applied for a reconsideration of the ruling of to the President of the Supreme Court.  On October 6, 2023 the Supreme Court ordered that Africa Wide's application for reconsideration be denied.  On November 23, 2023, the High Court determined that Africa Wide owes the Company a total of $0.154 million (R2.99 million) in costs.  On November 29, 2023, the Company served Africa Wide by sheriff with a demand for payment.  Further necessary steps are being taken to recover the costs.  The Company has made no accrual for the award of costs.

On October 18, 2022, the directors and shareholders of Waterberg JV Co. approved in principle a pre-construction work program (the "Work Program") for the Waterberg Project amounting to approximately $21.0 million over a two year period.  From the Work Program an initial budget (the "Initial Budget") of approximately $2.5 million was approved for expenditure by March 31, 2023, and this work is now complete.

Results For The Three Months Ended November 30, 2023

During the three months ended November 30, 2023, the Company incurred a net loss of $1.56 million (November 30, 2022 - net loss of $1.61 million). General and administrative expenses during the period were lower at $1.09 million (November 30, 2022 - $1.17 million). Stock based compensation was also lower at $0.46 million (November 30, 2022 - $0.83 million). The foreign exchange gain recognized in the current period was $0.04 million (November 30, 2022 - $0.25 million gain) due primarily to the to the U.S. Dollar increasing in value relative to the Canadian Dollar during the period.

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At November 30, 2023, finance income consisting of interest earned in the three month period amounted to $0.14 million (November 30, 2022 - $0.14 million).  Basic and diluted loss per share for the year amounted to $0.02, which was also $0.02 per share for the comparable period ended November 30, 2022.

Accounts receivable at November 30, 2023 totalled $0.18 million (August 31, 2023 - $0.22 million) while accounts payable and other liabilities amounted to $0.66 million (August 31, 2023 - $1.37 million).  Accounts receivable was comprised primarily of value added taxes repayable to the Company in South Africa.  Accounts payable consisted primarily of payables related to project engineering and maintenance costs on the Waterberg Project.

On July 27, 2022, the Company entered into an Equity Distribution Agreement with BMO Nesbitt Burns Inc. and BMO Capital Markets for a new at-the-market equity program (the "2022 ATM") to distribute up to $50.0 million (or the equivalent in Canadian dollars) of common shares of the Company.  No Common Shares were sold pursuant to the 2022 ATM prior to August 31, 2022.  As of August 31, 2023, the Company had issued 1,089,503 Common Shares, through BMO Capital Markets on the NYSE American pursuant to the 2022 ATM, at an average price of $1.81, for gross proceeds of $1.97 million.  Directly attributable expenses and legal fees to maintain the 2022 ATM in good standing, and for commissions on equity sales, totaled $0.45 million during fiscal 2023.  No Common Shares have been sold to date in fiscal 2024 pursuant to the 2022 ATM.

Total expenditures on the Waterberg Project, before partner reimbursements, for the three months ended November 30, 2023 were approximately $1.0 million (November 30, 2022 - $1.06 million).  At period end, $42.6 million in accumulated net costs were capitalized to the Waterberg Project.  Total expenditures on the property since inception to November 30, 2023 are approximately $86.6 million.

For more information on mineral properties, see Note 4 of the Financial Statements.

Outlook

The Company's primary business objective is to advance the Waterberg Project to a development and construction decision.  PTM is the operator of the Waterberg Project as directed by a technical committee comprised of representatives from joint venture partners Implats, Mnombo Wethu Consultants Proprietary Limited ("Mnombo"), and HJM.  Before project financing and a construction decision can be undertaken, arrangements will be required for project concentrate offtake or processing.

On October 18, 2022, Waterberg JV Co. approved in principle the pre-construction Work Program (as described above).  The Work Program includes proposed work on project infrastructure including initial road access, water supply, essential site facilities, a first phase accommodation lodge, a site construction power supply from state utility Eskom and advancement of the Waterberg Social & Labour Plan.  Work to prepare an update to the 2019 Waterberg Definitive Feasibility Study (the "DFS Update"), including updated mineral resource and mineral reserve estimates, was also approved and is currently in process.  The DFS Update is to include a review of cut-off grades, mining methods, infrastructure plans, scheduling, concentrate offtake, dry stack tailings, costing and other potential revisions to the project's financial model.  The DFS Update is expected to be completed in early to mid 2024.

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The Company continues to work closely with regional and local communities and their leadership on mine development plans to achieve optimal outcomes and best value to all stakeholders.

Before project financing and a construction decision can be undertaken, arrangements will be required for project concentrate offtake or processing.  In addition to seeking reasonable terms for Waterberg concentrate offtake from an existing smelter/refiner in South Africa, the Company must also consider alternatives.  As described above, the Company is studying the economic feasibility of constructing a PGM Smelter and BMR to process the Waterberg Project concentrate.

As the world seeks to decarbonize and look for solutions to climate change, the adoption of battery electric vehicles is forecast to reduce the future demand for PGMs used in autocatalysis.  The unique properties of PGMs as powerful catalysts are being applied to various technologies as possible solutions for more efficient energy generation and storage, which may create new demand for PGMs.  The Company's battery technology initiative through Lion with partner Amplats represents one such new opportunity in the high-profile lithium battery research and innovation field.  The investment in Lion creates a potential vertical integration with a broader industrial market development strategy to bring new technologies to market which use palladium and platinum.  Research and development efforts by FIU on behalf of Lion continue.  Technical results from Lion's research may have application to most lithium-ion battery chemistries and the scope of Lion's research work is being expanded.

Environmental, Social and Governance

Platinum Group recently received its third annual Environmental, Social and Governance ("ESG") disclosure report from Digbee Ltd. ("Digbee"), a United Kingdom based company that has developed an industry standard ESG disclosure framework for the mining sector providing a right-sized, future looking set of frameworks against which they can credibly disclose, track, compare and improve their ESG performance.  For 2023, Platinum Group achieved an overall score of BBB with a range of C to AAA based on the information provided.  This score is an improvement from the BB score achieved in 2022.  Digbee ESG has been developed in consultation with mining companies, ESG specialists and capital providers and is endorsed by leading financial institutions, producing mining companies and other industry stakeholders.  Digbee's reporting framework is aligned with global standards, including the Equator Principles.  For more details about the Company's 2023 Digbee ESG Report please refer to the Company's MD&A, AIF and Form 40-F.

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Regulatory

As well as the discussions within this news release, the reader is encouraged to also see the Company's disclosure made under the heading "Risk Factors" in the Company's current AIF and Form 40-F.

Qualified Person

Rob van Egmond, P.Geo., a consultant geologist to the Company and a former employee, is an independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").  Mr. van Egmond has reviewed, validated and approved the scientific and technical information contained in this news release and has previously visited the Waterberg Project site.

About Platinum Group Metals Ltd. and the Waterberg Project

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa.  The Waterberg Project was discovered by Platinum Group and is being jointly developed with Implats, Mnombo, JOGMEC and Hanwa.

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

President, CEO and Director

For further information contact:

 Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

Disclosure

The TSX and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

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This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "may", "plans", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the success of the Company's objective to advance the Waterberg Project to a development and construction decision, the approval and completion of the various phases of the Work Program, the planned DFS Update, the plan for and development of the Waterberg Project and the potential benefits and results thereof including that it is projected to become one of the largest and lowest cost underground PGM mines globally, financing and mine development of the Waterberg Project, potential commercial alternatives for mine development, obtaining concentrate offtake, the size and cost of the Waterberg Project, the economic feasibility of establishing a new PGM smelter and BMR, the planned Smelter DFS, work with local communities, the development of new battery technologies and the potential benefits of utilizing palladium and platinum therein, the commercialization thereof and Lion's development of next generation battery technology, the success of Lion's and FIU's research and development efforts, the expansion of Lion's research work into additional battery chemistries, the ability of the Company to obtain all required permitting, surface access, and infrastructure servitudes, the effect of battery electric vehicles on the market for PGMs, the use of PGMs in solutions to climate change, and the Company's other future plans and expectations. Although the Company believes any forward-looking statements in this news release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including the Company's inability to generate sufficient cash flow or raise additional capital, and to comply with the terms of any new indebtedness; additional financing requirements; and any new indebtedness may be secured, which potentially could result in the loss of any assets pledged by the Company; the Company's history of losses and negative cash flow; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Co.; the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; pandemics and other public health crises; the Company's common shares may be delisted from the NYSE American or the TSX if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent AIF and Form 40-F annual report, other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedarplus.ca, respectively. Proposed changes in the mineral law in South Africa, if implemented as proposed, may have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether because of new information, future events or results or otherwise.

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The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the SEC. Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.